

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act

12-31-02



03016630

February 28, 2003

Charles T. Haag
Jones, Day, Reavis & Pogue
51 Louisiana Avenue, N.W.
Washington, DC 20001-2113

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

Re: Eastman Kodak Company
Incoming letter dated December 31, 2002

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

Dear Mr. Haag:

This is in response to your letter dated December 31, 2002 concerning the shareholder proposal submitted to Eastman Kodak Company by the AFSCME Employees Pension Plan. We also have received letters from the proponent dated January 7, 2003 and January 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles J. Jurgonis
Plan Secretary
AFSCME
1625 L St. N.W.
Washington, DC 20036

JONES, DAY, REAVIS & POGUE
51 LOUISIANA AVENUE, N.W.
WASHINGTON, D.C. 20001-2113
TELEPHONE: 202-879-3939 • FACSIMILE: 202-626-1700
WRITER'S DIRECT NUMBER:

December 31, 2002

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eastman Kodak Company
Shareholder Proposal of AFSCME Employees Pension Plan

Ladies and Gentlemen:

On behalf of Eastman Kodak Company, a New Jersey corporation (the ***"Company"***), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff members of the Division of Corporation Finance (the ***"Staff"***) will not recommend any enforcement action to the United States Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the ***"Proposal"***) submitted by the AFSCME Employees Pension Plan (the ***"Proponent"***) from the Company's proxy statement relating to its 2003 Annual Meeting of Shareholders (the ***"2003 Annual Meeting"***). The Proposal urges the board of directors to take the necessary steps to amend the By-laws of the Company so that certain shareholders of the Company may include nominees for the board of directors in the Company's proxy statement and on the Company's proxy card.

As discussed below, the Company believes that the Proposal may be omitted from the Company's proxy materials for the 2003 Annual Meeting because (i) the implementation of the Proposal would result in a violation of the Commission's proxy rules, including Rule 14a-7, Rule 14a-11 and Rule 14a-12, (ii) the Proposal relates to an election for membership on the Company's board of directors in violation of Rule 14a-8(i)(8), and (iii) the board of directors lacks the authority to implement the Proposal and therefore the Proposal may be excluded under Rule 14a-8(i)(6).

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

A. The Proposal

The Proposal requests that the Company take all necessary steps to amend the Company's By-laws to allow holders of three percent of its common stock to nominate candidates for the Company's board of directors. The Company would then be required to include in its proxy materials disclosure information about, as well as a 500-word supporting statement in favor of, any person nominated by any shareholder or group of shareholders owning three percent or more of the Company's outstanding common stock.

B. Reasons for Exclusion of the Proposal

1. Rule 14a-8(i)(3) (Violation of proxy rules)

If implemented, the Proposal would allow any holder or holders of three percent or more of the Company's outstanding common stock to nominate directors for election to the Company's board of directors. The Company would then be required to (i) include the same information about these nominees in its proxy materials as it includes for the board of director's nominees, (ii) list the names of the shareholder nominees on its proxy card, and (iii) allow the nominating shareholder to include a 500-word supporting statement in the Company's proxy materials. Any three percent shareholder would thus have the opportunity, at the Company's expense, to have the Company print and distribute proxies and proxy solicitation materials on such shareholder's behalf.

Such a procedure would violate, contravene and subvert Rule 14a-7 which sets forth in detail the procedures with which a shareholder must comply in order to conduct such a proxy solicitation. Without limitation, Rule 14a-7 provides that such a solicitation must be prepared, printed and mailed by the shareholder itself, or, if a registrant agrees to make a mailing, at the shareholder's expense. The Proposal would have the contrary and peculiar effect of making the mailing free, but only for large shareholders, while shareholders with less than three percent, presumably those least able to pay such expenses, would still have to prepare and pay for the mailing of their own solicitation materials.

In addition, by forcing the Company to commingle its own solicitation materials with those prepared by large shareholders, the Proposal would undermine the Commission's current regulation of proxy materials, including in particular Rule 14a-11 which contains special provisions which must be complied with in the event of election contests. By compelling the Company to prepare and file proxy materials for nominees competing with the Company's nominees for election as directors, the nominating shareholder could be relieved of compliance with these procedures and the Company placed in the position of filing election-contest proxy materials that it has not prepared and over the content of which it has no control. See generally, e.g., Joseph E. Calio and Rafael X. Zahralddin, The Securities and Exchange Commission's 1992 Proxy Amendments: Questions of Accountability, 14 Pace L. Rev. 459 (1994).

The Company also notes that the Proposal would allow any holder of three percent of its common stock to conduct a hostile proxy fight for control of the Company by nominating a slate of directors. Given this possibility, the Company believes that it would be especially critical not to allow the various proxy rules of the Commission that govern or relate to such contests to be circumvented, as would be the case with the Proposal. For these reasons, the Company submits that the Proposal may be omitted under Rule 14a-8(i)(3), since its implementation would be contrary to the Commission's proxy rules.

2. *Rule 14a-8(i)(8) (Relates to election)*

The Staff has indicated on many occasions that Rule 14a-8 is not the proper vehicle for conducting election campaigns, which are governed by other proxy rules including Rule 14a-11. See, e.g., American Telephone and Telegraph Co. (January 11, 1991) (proposal that company nominate specific individuals for director). In particular, the Staff has noted that 14a-8 is not an appropriate way to engage in a contested election of directors. See BellSouth Corp. (February 4, 1998) (proposal to require company to include nominees opposed by the board of directors in its proxy materials); Unocal Corp. (February 6, 1990) (proposal that holder of at least 125,000 shares can nominate one or more candidates for director); Amoco Corp. (February 14, 1990) (proposal that holder of $100,000 in market value of company's stock nominate an individual for director by a "common ballot"). As discussed above, the Proposal would have the effect of allowing large shareholders to include one or more specific individual hostile nominees in the Company's own proxy materials. In any case, the Proposal clearly relates to the election of directors, would establish a procedure that may result in contested elections, and thus may be omitted, in the Company's opinion, under Rule 14a-8(i)(8).

In a letter dated March 22, 2002, the Staff issued a no-action letter permitting Storage Technology Corporation to exclude from its proxy materials a shareholder proposal recommending that the company amend its by-laws to require the inclusion in its proxy materials of the name of each candidate for the board of directors nominated by shareholders. The Staff found that the proposal was excludable under Rule 14a-8(i)(8). Storage Technology Corp, (March 22, 2002). The proposal at issue in Storage Technology is similar to the Proposal in that it asked the board of directors to amend the by-laws of the company to allow for shareholder nominations. See also Unocal Corp. (February 8, 1991) (permitting the exclusion of a proposal recommending a bylaw to require the company to include in its proxy materials the names of any shareholder's nominees for director and information about the nominees "in the same manner as any, and all other nominees presented for election.").

Omission of the Proposal is consistent with prior Staff positions permitting the exclusion, under Rule 14a-8(i)(8) and its predecessor Rule 14a-8(c)(8), of proposals relating to election to the board of directors. See also AT&T Corp. (January 24, 2000) and Kmart Corporation (March 23, 2000).

Accordingly, because the Proposal deals with amending the By-laws of the Company so that shareholders may include nominees for the board of directors in the Company's proxy statement and on the Company's proxy card, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(8).

3. Rule 14a-8(i)(6) (Absence of power/authority)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded if "the company would lack the power or authority to implement the proposal." The Proposal requires the intervention of third parties over whom the Company has no control and therefore may be excluded under Rule 14a-8(i)(6).

The Proposal would, if implemented, require the Company to permit certain large shareholders to require the Company to include their candidate for the board of directors in the Company's proxy statement along with certain disclosure information and a 500-word statement of support. Because the Company has liability for its proxy statement, requiring the inclusion of information that is provided by someone over whom the Company has no control opens the Company up to potential risk and litigation. The Proposal acknowledges this problem by requiring the board of directors to adopt a procedure for resolving disputes over whether the disclosure information and supporting statement complies with Commission rules. This requirement is inherently beyond the power of the Company to implement. The board of directors cannot create a procedure that will ensure that an insurgent shareholder will be reasonable and will cooperate with the Company in resolving such a dispute. The board of directors simply cannot ensure the performance of a person, the shareholder, over whom it has no control.

In 1998, the Commission noted that while exclusion would not normally be justified if the proposal merely requires a company to ask for cooperation from a third party, see, e.g., Northeast Utility System (November 7, 1996), exclusion may be justified when implementing the proposal would require intervening action by independent third parties. See Release No. 34-40018 (May 21, 1998) at note 20. Therefore, because any resolution of disputes over whether the disclosure and 500-word supporting statement comply with Commission rules necessarily depends on the intervention of third parties over whom the Company has no control, the board of directors simply lacks the power to implement the Proposal and the Company may exclude the Proposal pursuant to Rule 14a-8(i)(6).

C. Conclusion

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff. Based on the Company's timetable for the 2003 Annual Meeting, a response from the Staff by February 7, 2003 would be of great assistance.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention not to include the Proposal in its proxy materials for the 2003 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (202) 879-3939.

Respectfully submitted,



Charles T. Haag

cc: Mr. Gerald W. McEntee (via Federal Express)
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036


AMERICAN FEDERATION
STATE COUNTY
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

VIA FACSIMILE AND OVERNIGHT MAIL

November 18, 2002

Joyce P. Haag, Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, New York 14650-0218

Dear Mr. Haag:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2002 proxy statement of Eastman Kodak Company, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 3,344 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal and Proof of Ownership are attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE:mas

Attachment

RESOLVED, that the shareholders of Eastman Kodak Company, Inc. ("Kodak") urge the board of directors to take the necessary steps to amend the Bylaws of Kodak to establish a procedure by which a Nominating Shareholder (defined below) may ensure the inclusion of a Qualified Nominee (defined below) in Kodak's proxy statement and on Kodak's proxy card.

The procedure should require the Nominating Shareholder to provide to Kodak in writing, a reasonable length of time before the meeting, a notice containing the same information about both the Nominating Shareholder and the Qualified Nominee as is required regarding other nominees and participants in a solicitation pursuant to Schedule 14A (the "Disclosure"). The procedure may require the Nominating Shareholder to assume all liability relating to the above disclosure and to agree to abide by all applicable laws and regulations, including, without limitation, Rule 14a-12, with respect to the use of any soliciting material other than Kodak's proxy statement.

In addition to the Disclosure, the procedure should require Kodak to include in its proxy materials a 500-word statement by the Nominating Shareholder in support of the Qualified Nominee's candidacy (the "Statement"). The procedure should also set forth a process for resolving disputes regarding whether the Disclosure and Statement comply with Rule 14a-9.

A Nominating Shareholder should be defined as one or more shareholders that hold in the aggregate 3% or more of Kodak's outstanding common stock. A Qualified Nominee is a person who has consented to being named in the proxy statement and to serving as a director if elected.

SUPPORTING STATEMENT

Shareholders currently have no meaningful control over the process by which candidates are selected for election to company boards of directors. Kodak's proxy statement indicates that shareholders may suggest candidates, but there is no requirement that the candidates be placed on the ballot. There is no indication in any of Kodak's last five proxy statements that any shareholder nominee was considered.

We believe that direct access to the proxy for purposes of electing a director nominated by shareholders is the most effective mechanism for ensuring diverse opinions and promoting independent oversight. We believe that Kodak would benefit from such shareholder input, in light of the company's challenging business environment and subpar corporate governance practices.

Although Kodak has recently met or exceeded analysts' expectations, it faces numerous challenges. According to an S&P analyst, demand for photographic products remains weak, and distribution has been hampered by Kmart's bankruptcy filing and conservative ordering by retailers. (Business Week Online, Nov. 5, 2002)

The "corporate governance quotient" assigned to Kodak by Institutional Shareholder Services, the largest proxy advisory service, indicates that Kodak's governance practices rank below 59% of S&P 500 companies and 54% of companies in its peer group. The rating reflects, among other things, the failure of Kodak's board to implement a shareholder proposal to declassify the board that was supported by a majority of shares voted for and against in each year from 1997 through 2000.

We urge shareholders to vote FOR this proposal.



STATE STREET
For Everything You Invest In

Specialized Trust Services
JOB7N
200 Newport Avenue
Quincy, Massachusetts 02171

November 18, 2002

Mr. Charles Jurgonis
Director of Financial Services
AFSCME Employees Pension Plan
1625 L Street, NW
Washington, DC 20036

Re: Verification of Beneficial Ownership for **Eastman Kodak**

Dear Mr. Jurgonis,

This is to confirm that according to the records of State Street Corporation, the AFSCME Employees Pension Plan is currently the beneficial owner of 3344 shares of Eastman Kodak stock, and has held that amount since November 15, 2001.

Sincerely,



Kevin Yakimowsky



American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

DELIVERED BY HAND

January 7, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Grace Lee, Esq.

Regarding: **Request for no-action relief by Eastman Kodak Co. on shareholder proposal by AFSCME Employees Pension Plan**

Dear Ms. Lee,

The purpose of this letter is to inform you that the AFSCME Employees Pension Plan (the "Plan") intends to respond to the request by Eastman Kodak Co. for no-action relief regarding the shareholder proposal submitted by the Plan pursuant to Rule 14a-8.

If you have any questions or need anything further, please do not hesitate to call me on (202) 429-5024.

Sincerely,

Michael Zucker
Director
Office of Corporate Affairs

MZ:mas

cc: Beth Young



American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

January 24, 2003



Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Eastman Kodak Company

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Eastman Kodak Company ("Eastman Kodak" or the "Company") a shareholder proposal (the "Proposal") urging Eastman Kodak's board of directors to amend the Company's bylaws to establish a procedure by which a Nominating Shareholder (as defined in the Proposal) may ensure the inclusion of a Qualified Nominee (also defined in the Proposal) in Eastman Kodak's proxy statement and on Eastman Kodak's proxy card.

In a letter to the Commission dated December 31, 2002, Eastman Kodak stated that it intends to omit the Proposal from its proxy materials being prepared for the 2003 annual meeting of shareholders. Eastman Kodak argues that the Proposal is excludable under: (i) Rule 14a-8(i)(3), because the Proposal would violate the Commission's proxy rules, including Rule 14a-7 and 14a-12; (ii) Rule 14a-8(i)(8), as relating to an election for membership on the Company's board of directors; and (iii) under Rule 14a-8(i)(6), on the ground that Eastman Kodak lacks the power or authority to implement the Proposal because implementation would require the cooperation of third parties over which the Company has no control. As discussed more fully below, Eastman Kodak has failed to meet its burden of establishing entitlement to rely on any of those three exclusions. Accordingly, its request for no-action relief should be denied.

Rule 14a-8(i)(3): False or Misleading Statements

Eastman Kodak contends that it should be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(3), which allows exclusion of proposals that violate the Commission's proxy rules. First, Eastman Kodak argues that the Proposal would violate Rule 14a-7, which Eastman Kodak says "sets forth in detail the procedures with which a shareholder must comply in order to conduct" a proxy solicitation. Eastman Kodak's argument is flawed because its reading of Rule 14a-7 is overly expansive.

Rather than describing the entire framework of rules governing independent solicitations, Rule 14a-7 simply provides a non-exclusive right for a shareholder to require a company, at the option of the shareholder, either to (i) provide the shareholder with a list of beneficial owners of the company's stock or (ii) mail soliciting materials prepared by the shareholder to the company's beneficial owners at the shareholder's expense. Rule 14a-7 applies whenever a shareholder has prepared and desires to distribute its own soliciting materials; it does not, contrary to Eastman Kodak's representation, impose a requirement that shareholders' viewpoints be presented in materials separate from those prepared and distributed by management. Rule 14a-7 provides shareholders with a federal right to obtain information or assistance with an independent solicitation (for a cost) from a company but does not impose any substantive obligations on shareholders. Indeed, many shareholders conducting independent solicitations never make use of the Rule 14a-7 mechanism, preferring instead to pursue their inspection rights under state law, which in some cases provide more complete information to shareholders regarding beneficial owners.

Eastman Kodak argues that the Proposal undermines Rule 14a-7 because the Proposal would make solicitation mailings free, but only for large shareholders. This statement evidences a misreading of the Proposal, which permits smaller shareholders to aggregate their holdings to reach the 3% threshold. Thus, there is no discrimination between large and small holders.

Second, Eastman Kodak argues that the Proposal would undermine Rule 14a-11, a rule that no longer exists. The Plan assumes that Eastman Kodak meant to specify Rule 14a-12, which imposes certain additional requirements on the conduct of election contests. Eastman Kodak's complaint that a Nominating Shareholder would not have to comply with Rule 14a-12 is belied by the clear language of the Proposal, which provides, "The procedure may require the Nominating Shareholder to assume all liability relating to the above disclosure and to agree to abide by all applicable laws and regulations, including, without limitation, Rule 14a-12, with respect to the use of any soliciting material other than Kodak's proxy statement." The Commission would also have authority to enforce compliance with Rule 14a-12.

Third, Eastman Kodak lodges another objection that is clearly contradicted by the language of the Proposal, stating that "the Proposal would allow any holder of three percent of its common stock to conduct a hostile proxy fight for control of the Company by nominating a slate of directors." The Proposal could not be clearer that the Nominating Shareholder is entitled to nominate a single Qualified Nominee. In drafting the Proposal, the Plan aimed to delineate a procedure that would empower substantial shareholders without affording an avenue for control contests. A hostile bidder for Eastman Kodak simply would not be able to avail itself of the procedure set forth in the Proposal to gain control of the board.

Rule 14a-8(i)(8): Relates to an Election for Membership on the Company's Board of Directors

Rule 14a-8(i)(8) permits exclusion of a proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." (For simplicity, this exclusion is referred to herein as the "Election Exclusion.") Eastman Kodak contends that the Proposal falls within this exclusion because it would foster contested elections of directors. Eastman Kodak is correct that the SEC staff has, in recent years, excluded proposals similar to the Proposal on the ground that they were likely to lead to contested director elections. The Plan believes that the Election Exclusion should not be applied to allow blanket exclusion of all proposals seeking stockholder access to management's proxy, and respectfully requests that the staff's position be reconsidered. Specifically, we urge the SEC staff to permit such proposals that, like the Proposal, would not permit circumvention of the Commission's proxy rules governing election contests or the disclosure requirements contained in Schedule 14A.

The language of the Election Exclusion provides little guidance regarding its scope. Because of the breadth of its language, it could be construed as permitting exclusion of all proposals touching on the election of directors. However, the SEC staff has not interpreted the Election Exclusion so broadly, and has required companies to include in their proxy statements many different proposals that concern the election of directors, including proposals asking companies to declassify their board, see, e.g., Boeing Co. (Feb. 23, 1999); adopt cumulative voting, see, e.g., Archer Daniels Midland (June 20, 1996); adopt director tenure limits or mandatory retirement ages, see, e.g., LSB Industries (Feb. 17, 1997); and nominate two candidates for each open board seat, see, e.g., SBC Communications Inc. (Jan. 31, 2001; review denied, Mar. 16, 2001).

All of these permitted proposals certainly "relate to" the election of directors. For example, a proposal seeking board declassification would, if implemented, result in each director standing for election every year rather than once every three years. The institution of cumulative voting could significantly change the dynamics of voting in director elections, making it easier for a small bloc of shareholders to ensure the election of a particular director candidate. And nominating two candidates for each open directorship would require shareholders to make choices about the competing slates in each director election.

Interpreting the Election Exclusion as not prohibiting all proposals touching on director elections is consistent with the scant history and SEC commentary that exists regarding the exclusion. For much of the shareholder proposal rule's history, the first paragraph of the rule, which set forth the general parameters of the process, provided, "This rule does not apply, however, to elections to office." See, e.g., Exchange Act Rel. No. 3998 (Oct. 10, 1947) (Rule X-14A-8(a)); Exchange Act Rel. No. 4979 (Jan. 6, 1954) (same); Exchange Act Rel. No. 8206 (Dec. 14, 1967) (Rule 14a-8; "This rule does not apply, however, to elections to office or to counter proposals to matters to be submitted by management."). The rule did not contain any additional explanation regarding the meaning of this language.

In 1976, the language regarding elections and counter proposals was removed from the first paragraph of the rule, and two additional substantive bases for exclusion were created. When this change was first proposed, the Commission proposed to allow the exclusion of any proposal that related to a "corporate, political or other election to office." In the final version, however, the Commission deleted the words "corporate, political or other" from the provision. The Commission did so in order to dispel a misunderstanding displayed by commentators that the Commission had "intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer." Exchange Act Rel. No. 12999 (Nov. 22, 1976). Thus, it is clear that the Commission did not intend to bar all proposals dealing in any way with the election of directors.

The SEC staff has been required to determine how the Election Exclusion should apply to proposals that concern director election but are not one of the three types of proposals specifically mentioned in Release No. 12999. As mentioned above, the SEC staff has declined to allow companies to exclude proposals affecting the frequency of elections and director tenure, in addition to the proposals on cumulative voting, director qualifications and political contributions identified in the release. This more permissive interpretation comports with the policy behind the Commission's proxy rules: "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation . . . ." Exchange Act Rel. No. 19135 (Oct. 14, 1982). It is difficult to imagine issues of more urgent concern to shareholders than those relating to the election of directors, who are charged with safeguarding shareholders' interests and overseeing management on shareholders' behalf.

Shareholder Access Proposals

Proposals seeking shareholder access to management's proxy statement (hereinafter, "Shareholder Access Proposals"), however, have met with an inconsistent response from the SEC staff, and the most recent letters have permitted exclusion. Compare Dravo Corporation (Feb. 21, 1995) (not permitting exclusion); Pinnacle West Capital Corp. (Mar. 26, 1993) (same); and Union Oil (Feb. 24, 1983 and Jan. 29, 1981) (same) with Unocal Corp., (Dec. 20, 1990) (allowing exclusion); Toys "R" Us, Inc. (Apr. 3, 2000) (same); and Boykin Lodging Company (Mar. 22, 2000) (same).

Although the precise formulation may vary, Shareholder Access Proposals generally provide that shareholders—often only those holding more than a threshold amount of stock—may nominate a candidate to serve on a company's board, and require the company to include the nominee's name and certain other information on the company proxy statement and proxy card. Here, the Proposal asks Eastman Kodak's board to amend the company's bylaws to establish a procedure by which any holder or group of holders owning 3% or more of Eastman Kodak's outstanding common stock (the "Nominating Shareholder") may nominate a single candidate (a "Qualified Nominee") for inclusion in Eastman Kodak's proxy statement and card. The Proposal would require that certain information required by Schedule 14A with respect to both the Nominating Shareholder and the Qualified Nominee be provided to Eastman Kodak at the time of the nomination. The Proposal also provides that Eastman Kodak may require the Nominating Shareholder to agree to abide by all applicable legal requirements, including, without limitation, Rule 14a-12, to the extent soliciting materials other than the Company's proxy statement are used.

The Proposal is designed to improve Eastman Kodak's corporate governance by providing a substantial shareholder or group of shareholders with a cost-effective way to participate meaningfully in the director nomination and election processes. Currently, the incumbent board has exclusive access to management's proxy statement for the purpose of nominating director candidates. A shareholder that wishes to sponsor a board candidate must shoulder all of the expenses associated with such a campaign, including costs associated with preparing, printing and mailing a separate proxy statement and tabulating a separate proxy card, which can total hundreds of thousands of dollars.

Because the cost is so high, director campaigns are typically waged only by those seeking control of the company. Providing a more level playing field with respect to the nomination of director candidates is a logical outgrowth of the principle that shareholders have the exclusive power to elect directors, and providing access to management's proxy will enable shareholders to fulfill their monitoring role more effectively. See Melvin A. Eisenberg, "Access to the Corporate Proxy Machinery," 83 Harv. L. Rev. 1489 (1970); Carol Goforth, "Proxy Reform as a Means of

Increasing Shareholder Participation in Corporate Governance: Too Little, But Not Too Late," 43 Am. U. L. Rev. 379 (1994).

The "Contested Election" Rationale and the Commission's Proxy Rules

In permitting exclusion of Shareholder Access Proposals, the SEC staff has reasoned that such proposals, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." See, e.g., United Road Services, Inc. (May 5, 2000); The Black & Decker Corp. (Jan. 18, 2000); The Coca-Cola Company (Jan. 24, 2000). In some cases, the staff has explained further that the establishment of such a procedure "is a matter more appropriately addressed under Rule 14a-11 [now 14a-12]." See, e.g., Unocal Corp. (Feb. 8, 1990); BellSouth Corp. (Feb. 4, 1998). Eastman Kodak relies on these decisions to urge that it be permitted to exclude the Proposal.

The Plan believes that the "contested election" rationale has been inconsistently applied to proposals dealing with election procedures, in ways that undermine rather than bolster the Commission's current disclosure regime, and that there is no basis for the distinction in the history of the Election Exclusion. Further, public policy considerations militate against the exclusion of Shareholder Access Proposals simply because they might result in challenges to incumbent directors in management's proxy statement.

The SEC staff has supported its use of the contested election rationale by quoting language from a 1976 release proposing minor changes to the Election Exclusion. In that release, the Commission stated, "[T]he principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now 14a-12], are applicable thereto." Exchange Act Rel. No. 12598 (July 7, 1976). That statement does not directly address the propriety of Shareholder Access Proposals. It does, however, contain two principles useful in interpreting the Election Exclusion: first, that Rule 14a-8 should not be used as a mechanism to conduct a campaign in favor of or against a particular candidate for the board; and second, that the Commission is concerned that certain proposals reforming the election process could undermine the Commission's regulation of proxy solicitations.

The Plan agrees that the shareholder proposal rule itself should not be used to nominate director candidates or oppose one or more candidates nominated by the board. There has been little controversy over the SEC staff's invocation of the Election Exclusion to allow exclusion of self-nominating proposals, for example, or proposals urging stockholders to vote against one or more incumbent directors. The Proposal does neither of these things.

The Proposal does, however, seek to reform the process by which directors are nominated and elected at Eastman Kodak. It is possible to construe "effecting reforms in elections of that nature" as referring to—and thus supporting exclusion of—all proposals aimed at reforming the corporate election process. However, the SEC staff has not taken this position: rather, it has determined that certain election procedure proposals—those that do not result in a "contested election"—are not excludable, while Shareholder Access Proposals may be excluded.

The basis for this distinction is difficult to discern, especially in light of the SEC staff's treatment of recent proposals asking companies to nominate two or more persons for each open board seat and include information about all nominees in the proxy statement and on the proxy card ("Double Nominee Proposals"). Double Nominee Proposals, like Shareholder Access Proposals, would bring about a major change to the process for electing directors. With respect to the Double Nominee Proposals, a contested election would surely occur because the incumbent board could recommend that shareholders vote for only half (or fewer) of the candidates. Nonetheless, the SEC staff has not allowed companies to exclude these proposals. See, e.g., General Electric Company (Jan. 12, 2001) (rejecting argument that Double Nominee Proposal created contested election, justifying exclusion under Rule 14a-8(i)(8)); General Motors Corp. (Apr. 10, 2000) (same).

The Commission's concern regarding circumvention of the other proxy rules, evident in Release 12598, may explain the staff's inconsistent treatment of Double Nominee Proposals and Shareholder Access Proposals. Specifically, the SEC staff may believe that because under the Double Nominee Proposals all candidates are nominated by the incumbent board, violations of the other proxy rules could not occur. The Double Nominee Proposals do require all "SEC-required declarations"—presumably referring to the information about the nominees required by Schedule 14A—to be included in management's proxy statement. However, the Double Nominee Proposals do not prohibit candidates from among the slate not recommended by the incumbent board from sending out their own solicitation materials or even circulating a separate proxy card without complying with the proxy rules. Indeed, if such candidates were serious about winning the election, they would likely engage in at least some solicitation activity.

By contrast, the procedure established pursuant to the Proposal would ensure that Nominating Shareholders and Qualified Nominees comply fully with all of the Commission's proxy rules. As mentioned above, the Proposal contemplates that Nominating Shareholders and Qualified Nominees will be required to agree to abide by all of the Commission's proxy rules in order to obtain the benefit of inclusion in management's proxy statement. The proxy rules do not require that disclosure regarding candidates not nominated by the incumbent board appear in a separate document from management's proxy statement or that shareholders shoulder all of the substantial financial burden of sponsoring a candidate for a company's board. Rule 14a-3(a) provides that "No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive proxy statement containing the information specified in Schedule 14A . . . ." Management's proxy statement, so long as it contained the Schedule 14A information with respect to the Qualified Nominee and the Nominating Shareholder, would satisfy this requirement.

To conclude that a reform of the kind effected by the Proposal is "more appropriately addressed under [Rule 14a-12]" thus creates an unnecessary dichotomy between the Proposal's procedure and the Commission's proxy rules. Far from undermining those rules, the Proposal ensures that Nominating Shareholders and Qualified Nominees will comply with them in order to take advantage of the advantages conferred by the Proposal. Nothing in the rules themselves prevents such compliance. The Commission's staff may monitor compliance by Nominating Shareholders and Qualified Nominees, just as they do when shareholders sponsor director candidates without the benefit of access to management's proxy statement.

Finally, public policy considerations support the inclusion of the Proposal in Eastman Kodak's proxy statement. The purpose of the proxy rules—complete and accurate disclosure of information regarding matters to be voted on by shareholders—can be served as well under a shareholder access regime as under the current system. Shareholders, who have limited control rights under our corporate governance system, must rely on directors—their elected representatives—to safeguard their interests. Shareholders thus have a vital interest in ensuring that the procedures used to nominate and elect directors result in an effective and vigilant board; they should be permitted to express their opinions on whether a shareholder access regime is preferable to the current system in this regard.

Rule 14a-8(i)(6): Absence of Power or Authority

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company "would lack the power or authority to implement the proposal." Eastman Kodak argues that the Proposal would require it to include in its proxy statement information provided by a party—the Nominating Shareholder—over which it has no control, thus exposing it to liability for violations of Rule 14a-9. The Proposal, however, allows Eastman Kodak to establish a procedure for resolving disputes of this nature with the Nominating Shareholder. The Nominating Shareholder, contrary to Eastman Kodak's assertion, will not have any choice about whether to be reasonable or to cooperate in the dispute resolution process, since inclusion of the Qualified Nominee will be contingent on such cooperation. Because Eastman Kodak would indeed have the power or authority to implement the Proposal, even over the objections of a putative Nominating Shareholder, exclusion under Rule 14a-8(i)(6) is inappropriate.

* * * *

In conclusion, Eastman Kodak has not established that it is entitled to rely on Rule 14a-8(i)(3), (i)(8), or (i)(6) to exclude the Proposal from its proxy materials. Accordingly, its request for no-action relief should be denied, and shareholders permitted to express their opinion about the adequacy of the current director nomination and election process.

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007.

Very truly yours,



Charles J. Jurgonis
Plan Secretary

cc: Charles T. Haag
Jones, Day, Reavis & Pogue
51 Louisiana Avenue, N.W.
Washington, DC 20001-2113

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated December 31, 2002

The proposal amends the bylaws to require that Eastman Kodak include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of Eastman Kodak's outstanding stock.

There appears to be some basis for your view that Eastman Kodak may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, the Division will not recommend enforcement action to the Commission if Eastman Kodak omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Eastman Kodak relies.

Sincerely,



Jennifer Bowes
Attorney-Advisor